

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Chris Ehrlich
Chief Executive Officer
Launch One Acquisition Corp.
180 Grand Avenue
Suite 1530
Oakland, CA 94612

> **Re: Launch One Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 10, 2024**
> **CIK No. 0002015502**

Dear Chris Ehrlich:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . . , page 76

1. We note that the non-managing sponsor investors have expressed an interest to purchase "substantially all of the units in this offering." Please state the number of non-managing sponsor investors who have expressed an interest in purchasing shares in the offering, and address whether the limited number of public investors would impact the company's listing eligibility.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.